Exhibit 21

LIST OF SUBSIDIARIES

AT DECEMBER 23, 2011

Subsidiaries of Majestic Holdco, LLC	State of Incorporation or Organization
1. The Majestic Star Casino, LLC	Indiana

Subsidiaries of The Majestic Star Casino, LLC	State of Incorporation or Organization
1. The Majestic Star Casino II, LLC	Delaware

2. Barden Mississippi Gaming, LLC	Mississippi

3. Barden Colorado Gaming, LLC	Colorado